Filed Pursuant to Rule 253(g)(2)

File No.  024-10583

MOGULREIT I, LLC

SUPPLEMENT NO. 25 DATED APRIL 19, 2018

TO THE OFFERING CIRCULAR DATED JANUARY 12, 2017

This document supplements, and should be read in conjunction with, the offering circular of MogulREIT I, LLC (“we”, “our”, “us” or the “Company”), dated January 12, 2017, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “SEC”) on January 13, 2017 (the “Offering Circular”).  Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

 The purpose of this supplement is to:

•Update our potential investments.

Potential Investment

The following information supplements the section of our Offering Circular captioned “Plan of Operation”:

Potential Investments

Orange Tree Village – Tucson, AZ

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. a $2,275,000 preferred equity investment (the “Preferred Equity”).  If we choose to acquire the Preferred Equity, we will pay Realty Mogul Commercial Capital, Co. $2,275,000, which represents the principal amount and (ii) any accrued but unpaid interest on the investment.  Realty Mogul Commercial Capital, Co. would keep any interest payments it has received until the date we acquire the investment.  The sponsor intends to use the investment and other sources of capital to acquire a 110 unit, eight-building Class B multifamily unit (the “Property”). The Property has an average apartment size of 1,274 square feet, meets competitive price points, and as of February 21, 2018 was 89.1% leased.

The Preferred Equity is interest only and has a fixed interest rate of 12.0%. The term is 36 months.

The sponsor of this transaction specializes in identifying and acquiring underperforming multifamily and hotel assets across the Western US. In addition, the sponsor’s current portfolio consists of 11 multifamily assets and 1 hotel asset and the sponsor has previously transacted on four multifamily acquisitions in Tucson.

Naugatuck Valley Shopping Center – Waterbury, CT

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. a $3,000,000 preferred equity investment (the “Preferred Equity”).  If we choose to acquire the Preferred Equity, we will pay Realty Mogul Commercial Capital, Co. $3,000,000, which represents the principal amount and (ii) any accrued but unpaid interest on the investment.  Realty Mogul Commercial Capital, Co. would keep any interest payments it has received until the date we acquire the investment.  The sponsor intends to use the investment and other sources of capital to acquire 382,884 square feet in three multi-tenant strips totaling 17 suites (the “Property”). The Property is currently 77.1% occupied with average in-place rents of $11.70/SF NNN.

The Preferred Equity is interest only and has a fixed interest rate of 12.0%. The term is 60 months.

The sponsor of this transaction is a New York-based real estate investment company that has acquired and syndicated over one-million square feet of commercial property. The principal has operated the company for a decade with the goal to acquire value-add, income producing commercial property. The firm is vertically integrated with in-house construction and leasing capabilities.

Amerigroup Headquarters Building – Virginia Beach, VA

There is a reasonable probability that we may acquire from Realty Mogul Commercial Capital, Co. a $1,700,000 preferred equity investment (the “Preferred Equity”).  If we choose to acquire the Preferred Equity, we will pay Realty Mogul Commercial Capital, Co. $1,700,000, which represents the principal amount and (ii) any accrued but unpaid interest on the investment.  Realty Mogul Commercial Capital, Co. would keep any interest payments it has received until the date we acquire the investment.  The sponsor intends to use the investment and other sources of capital to acquire a 70,760 SF Class A 4-story office building built in 1989 (the “Property”). The Property is currently 100% leased by a single tenant, Amerigroup.

The Preferred Equity is interest only and has a fixed interest rate of 12.0%. The term is 36 months.

The sponsor of this transaction is a New York-based private investment & advisory firm founded in 2016 by three former members of a New-York based public REIT. The company currently owns and manages more than one-million square feet of residential and commercial properties on the East Coast. The co-founders have over 30 years of combined experience in real estate and private equity. Individually, they have acquired and overseen asset management of over $3.5 billion in real estate and provided capital markets advisory services on over $2.0 billion of investments across a multitude of assets including multifamily, office, industrial, hospitality and lodging, and land developments.